Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Digital Brands Group, Inc.

Austin, Texas

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-256261) and on Form S-3 (Nos. 333-266486 and 333-268045) of Digital Brands Group, Inc. (the “Company”) of our report dated April 9, 2025 with respect to the consolidated balances sheets of the Company as of December 31, 2023 and 2023 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, included in this Annual Report on Form 10-K. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

/s/ Macias, Gini and O’Connell LLP

Irvine, California

April 9, 2025